RELIASTAR LIFE INSURANCE COMPANY
and its
Separate Account N

ING Advantage Century^{SM}
ING Advantage Century Plus^{SM}
ING Advantage^{SM}
ING Encore/Encore Flex

Supplement dated May 9, 2007 to your current variable annuity Contract Prospectus and Statement of Additional Information

The information in this supplement updates and amends certain information contained in your variable annuity Contract Prospectus and Statement of Additional Information (SAI), each dated April 30, 2007, and replaces the supplement dated April 30, 2007. Please read it carefully and keep it with your current variable annuity Contract Prospectus and SAI.

NOTICE OF FUND SUBSTITUTIONS

Effective July 27, 2007, and pursuant to applicable regulatory approvals, ReliaStar Life Insurance Company (the "Company") and Separate Account N (the "Separate Account") will replace certain funds in which the subaccounts of the Separate Account invest (the "Replaced Funds") with certain other funds (the "Substitute Funds") as follows:

Replaced Funds	Substitute Funds
Lord Abbett Series Fund - Growth and Income Portfolio (Class VC)	ING Lord Abbett Affiliated Portfolio (Class I)
Pioneer Equity Income VCT Portfolio (Class I)	ING Pioneer Equity Income Portfolio (Class I)

Important Information about the Substitutions.

- Effective, July 27, 2007, the subaccounts which invest in the Replaced Funds will no longer be available through your variable annuity contract.
- Prior to the effective date of the substitutions and for thirty days thereafter you may transfer amounts allocated to a subaccount which invests in a Replaced Fund to any other subaccount or any available fixed account free of charge and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers.
- On the effective date of the substitutions, existing investments and ongoing allocations to a subaccount which invests in a Replaced Fund will be automatically reallocated to the subaccount which invests in the corresponding Substitute Fund. Thereafter, all future allocations directed to a subaccount which invested in a Replaced Fund will be automatically allocated to the corresponding Substitute Fund.
- The investment objective and policies of each Substitute Fund are the same as, similar to or consistent with the investment objective and policies of the corresponding Replaced Fund. The investment objective of each Substitute Fund is more fully described in each Substitute Fund's prospectus.
- A prospectus for each of the Substitute Funds has previously been sent to you or accompanies this supplement. Read these materials carefully before deciding what to do with amounts allocated to subaccounts which invest in the Replaced Funds. Should you need additional prospectuses, please call the number listed in your Contract Prospectus under "Contract Overview-Questions: Contacting the Company."
- **Although the total expenses of each Substitute Fund are less than or equal to the total expenses of the corresponding Replaced Fund, you should know that the Company and its affiliates expect to collectively receive higher levels of revenue from each Substitute Fund than from the corresponding Replaced Fund. This additional revenue is primarily realized in the form of management and service fees the Substitute Funds will pay to certain of the Company's affiliates (the prospectus applicable to each Substitute Fund details these amounts). By contrast, the corresponding fees of the Replaced Funds are paid to non-ING entities. The Company therefore has a financial incentive to proceed with the substitution.**